Exemption Numb.
82-4281

03 FEB -6 AM 7:21

03003680

MICREX DEVELOPMENT CORP.

SUPPL

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Notice to Reader)

November 30, 2002

MICREX DEVELOPMENT CORP.

November 30, 2002

Jackson Anderson
Chartered Accountants
Owen Jackson, CA* Clay Anderson, CA* * Denotes Professional Corporation

NOTICE TO READER

We have compiled the consolidated balance sheet of Micrex Development Corp. as at November 30, 2002 and the consolidated statements of loss and deficit and cash flows for periods then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Edmonton, Alberta
January 23, 2003

"Jackson Anderson"
Chartered Accountants

#208, 17420 Stony Plain Road, Edmonton, Alberta, T5S 1K6 . **Phone (780) 451-1131** . Fax: (780) 452-2204 . Email jfa@jfa.ab.ca

MICREX DEVELOPMENT CORP.

Consolidated Statement of Loss
FOR THE THREE MONTH PERIOD ENDED NOVEMBER 30, 2002
(Unaudited – See Notice to Reader)

	November 30, 2002	November 30, 2001.
	$	$
Revenue	-	-
Expenses		
Amortization	5,487	7,836
Insurance	642	692
Interest and bank charges	-	94
Listing and share issue	3,378	7,528
Office and sundry	3,168	1,671
Professional fees	11,827	7,962
Subcontract	21,000	21,000
Telephone	1,248	1,303
Travel and promotion	-	-
	46,750	48,086
Net loss for the period	(46,750)	(48,086)

MICREX DEVELOPMENT CORP.

Consolidated Statement of Deficit

FOR THE THREE MONTH PERIOD ENDED NOVEMBER 30, 2002

(Unaudited – See Notice to Reader)

	November 30, 2002	November 30, 2001.
	$	$
Deficit, beginning of period	(3,410,545)	(3,078,584)
Net loss for the period	(46,750)	(48,086)
Deficit, end of period	(3,457,295)	(3,126,670)

MICREX DEVELOPMENT CORP.

Consolidated Balance Sheet
(Unaudited – See Notice to Reader)

	November 30, 2002 (Unaudited)	August 31, 2002 (Audited)
	$	$
Assets		
Current assets		
Cash and short term deposits	43,619	62,764
Accounts receivable	7,623	5,237
Prepaid expenses	10,214	10,856
	61,456	78,857
Plant and equipment, and mining properties (note 3)	3,032,645	3,021,057
	3,094,101	3,099,914
Liabilities (other than amounts due to shareholders)		
Current liabilities		
Accounts payable and accrued liabilities	3,000	36,863
Shareholders' Interests		
Liabilities		
Advances from shareholders	107,666	32,866
Equity		
Share capital (note 4)	6,440,730	6,440,730
Deficit	(3,457,295)	(3,410,545)
	2,983,435	3,063,051
	3,094,101	3,099,914

Approved On Behalf Of The Board

Director "Stan Marshall"

Director "Max Morpurgo"

The accompanying notes form part of these financial statements

MICREX DEVELOPMENT CORP.

Consolidated Statement of Cash Flows
FOR THE THREE MONTH PERIOD ENDED NOVEMBER 30, 2002
(Unaudited – See Notice to Reader)

	November 30, 2002	November 30, 2001.
	$	$
Cash flows from operating activities		
Net loss for the period	(46,750)	(48,086)
Adjustment for:		
Amortization	5,487	7,836
	(41,263)	(40,250)
Change in non-cash working capital items		
Accounts receivable	(2,386)	(6,230)
Prepaid expenses	642	(843)
Accounts payable and accrued liabilities	(33,863)	(1,239)
	(35,607)	(8,312)
Cash flows from investing activity		
Purchase of plant and equipment, and mining properties	(17,075)	(184,238)
Cash flows from financing activity		
Advances to shareholders	74,800	313,640
Issuance of share capital	-	70,000
	74,800	383,640
Increase (decrease) in cash	(19,145)	150,840
Cash, beginning of period	62,764	48,021
Cash, end of period	43,619	198,861

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
PERIOD ENDED NOVEMBER 30, 2002
(Unaudited – See Notice to Reader)

1. Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended August 31, 2002. The interim consolidated financial statements should be read in conjunction with the August 31, 2002 annual financial statements.

2. Plant and equipment, and mining properties

a) Net book value

Given below are the net book values of plant and equipment, and mining development properties.

	November 30, 2002 (Unaudited)			August 31, 2002
	Plant and Equipment	Mining Development Properties	Net Book Value	Net Book Value
	$	$	$	$
Big Horn Mine	12,133	582,895	595,028	596,012
Wild Horse Mine	11,044	263,726	274,770	275,165
Banks Mine	13,830	986,212	1,000,042	1,001,163
Deadwood and Sunburst Mines	-	345,063	345,063	345,063
Mount Royal Mine	-	109,691	109,691	109,691
Burmis Magnetite Deposit	-	641,669	641,669	625,094
Clear Hills	-	30,176	30,176	30,176
Buffalo Head Hills		5,448	5,448	5,448
Other	30,758	-	30,758	33,245
	67,765	2,964,880	3,032,645	3,021,057

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
PERIOD ENDED NOVEMBER 30, 2002
(Unaudited – See Notice to Reader)

2. Plant and equipment, and mining properties (continued)

b) Plant and equipment

			November 30, 2002 (Unaudited)	August 31, 2002.
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$
Automotive	40,540	18,228	22,312	24,121
Furniture & fixtures	750	487	263	277
Computer equipment	31,527	23,344	8,183	8,847
Mining equipment	427,331	390,324	37,007	40,007
	500,148	403,386	67,765	104,596

c) The company has interest in the following mining development properties:

(i) 100% interest in Big Horn hard rock mine located in the Atlin area of British Columbia, Canada.

(ii) 51% interest in Wild Horse placer mine located in the Fort Steele area of British Columbia, Canada.

(iii) 51% interest in Banks hard rock mine located in the Steeple Rock district of New Mexico, U.S.A.

(iv) 100% interest in Deadwood patented hard rock mine and Sunburst patented hard rock mine claim located in Catron County, New Mexico, U.S.A.

(v) 33% interest in Mount Royal patented hard rock mine claim located in the Steeple Rock district of New Mexico, U.S.A.

(vi) 18% equity interest in the claims and 100% interest in all production from the claims relating to the Burmis Magnetite deposit located in the Crowsnest Pass, Alberta, Canada.

(vii) 100% interest in the Clear Hills diamond exploration project consisting of 72 square miles located in the Clear Hills and Chinchaga Hills, Alberta, Canada.

(viii) 100% interest in the Buffalo Hills diamond exploration project consisting of 72 square miles located in the Buffalo Head Hills, Alberta, Canada.

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
PERIOD ENDED NOVEMBER 30, 2002
(Unaudited – See Notice to Reader)

2. Plant and equipment, and mining properties (continued)

d) Acquistion costs and deferred exploration costs for the properties are as follows:

	November 30, 2002 (Unaudited)		
	Acquisition Costs	Deferred Exploration Costs	Total
	$	$	$
Big Horn Mine	472,605	110,290	582,895
Wild Horse Mine	60,500	203,226	263,726
Banks Mine	50,000	936,212	986,212
Deadwood and Sunburst Mines	343,482	1,581	345,063
Mount Royal Mine	44,780	64,911	109,691
Burmis Magnetite Deposit	463,000	178,670	641,670
Clear Hills	13,420	16,756	30,176
Buffalo Head Hills	5,448	-	5,448
	1,453,235	1,511,646	2,964,881

	August 31, 2002		
	Acquisition Costs	Deferred Exploration Costs	Total
	$	$	$
Big Horn Mine	472,605	110,290	582,895
Wild Horse Mine	60,500	202,726	263,226
Banks Mine	50,000	936,212	986,212
Deadwood and Sunburst Mines	343,482	1,581	345,063
Mount Royal Mine	44,780	64,911	109,691
Burmis Magnetite Deposit	463.000	162,094	625,094
Clear Hills	13,420	16,756	30,176
Clear Hills	5,448	-	5,448
	1,453,235	1,494,570	2,947,805

MICREX DEVELOPMENT CORP.
Notes to the Consolidated Financial Statements
PERIOD ENDED NOVEMBER 30, 2002
(Unaudited – See Notice to Reader)

3. Share capital

a) Share capital consists of:

	November 30, 2002 (Unaudited)	August 31, 2002.
	$	$
Authorized		
Unlimited number of common voting shares		
10,000,000 preferred shares		
10,000,000 convertible preferred shares		
Issued		
19,850,622 common shares	6,440,730	6,440,730

Certain of the common shares issued by private placement for cash or other consideration are to be held in escrow. At November 30, 2002, 1,661,022 common shares were deposited in performance escrow. Preferred shares and convertible preferred shares may be issued in one or more series. The directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
PERIOD ENDED NOVEMBER 30, 2002
(Unaudited – See Notice to Reader)

3. Share capital (continued)

b) Transactions during the period:

	#	$
Balance August 31, 2001.	17,602,991	5,869,796
Issued on exercise of warrants	-	-
Flow through shares issued for cash	1,703,076	510,923
Issued pursuant to a private placement	444,555	140,000
Issued on exercise of options	100,000	18,000
Tax benefit renounced to shareholders	-	(97,989)
Balance August 31, 2002	19,850,622	6,440,730
Share capital activity	-	-
Balance November 30, 2002	19,850,622	6,440,730

c) Warrants

At November 30, 2002, the company had the following warrants outstanding:

i) 1,661,022 warrants attached to shares which have been deposited in performance escrow. These warrants would expire 6 months after the release of the performance shares from escrow.

ii) 743,316 warrants expiring December 28, 2002 entitling the subscribers to purchase one common share per warrant at a price of $.40 per share.

iii) 1,667,076 warrants expiring December 28, 2002 entitling the subscribers to purchase one common share per warrant at a price of $.40 per share.

MICREX DEVELOPMENT CORP.
Notes to the Consolidated Financial Statements
PERIOD ENDED NOVEMBER 30, 2002
(Unaudited – See Notice to Reader)

3. Share capital (continued)

d) Stock options

The Company has a stock option plan, which is administered by the Board of Directors. The number and terms of stock options granted are determined by the Board of Directors from time to time.

The following options to purchase shares have been granted.

	Number of Options	Weighted avg exercise price
Options outstanding August 31, 2001.	1,758,500	$ 0.21
Granted	422,287	$ 0.32
Exercised	(100,000)	$ 0.18
Expired	(75,000)	$ 0.28
Lapsed	(40,000)	$ 0.18
Options outstanding November 30, 2002	1,965,787	$ 0.23

The following summarizes the options outstanding at November 30, 2002.

Number of Options	Exercise Price	Expiry Date
385,000	$ 0.18	May 2004
200,000	$ 0.20	July 2004
153,000	$ 0.20	February 2005
205,000	$ 0.26	April 2005
150,000	$ 0.25	November 2005
450,500	$ 0.20	February 2006
40,087	$ 0.26	January 2007
307,200	$ 0.32	May 2007
75,000	$ 0.36	June 2007
1,965,787		

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
PERIOD ENDED NOVEMBER 30, 2002
(Unaudited – See Notice to Reader)

4. Subsequent events

On December 17, 2002, the company entered into an agreement to acquire an industrial mineral resource in the Saguenay / Lac St-Jean Region of Quebec. An initial payment of $5,000 cash and the issuance of 290,323 common shares from the treasury with an attributed value of $90,290 earned the company a 12% equity interest in the claims and 100% interest in all production from the claims. The agreement provides for the company to increase its equity interest by 2% per year through annual payments of $45,000. Accordingly future payments totaling $1,980,000 would acquire the remaining 88% equity interest owned by the vendor. The company holds the option to purchase the remaining equity interest at any time.

On December 31, 2002 the Company issued 1,256,319 flow through shares and 418,773 common voting shares for $502,527.